Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No. 1 to the Registration Statement (Form S-8) pertaining to the Global Stock Plan, No. 3 Executive Share Option Scheme, and International Sharesave Plan of Invesco Ltd. of our report dated February 25, 2009, except for Note 24 as to which the date is May 19, 2009, with respect to the consolidated financial statements of Invesco Ltd. for the year ended December 31, 2008, and our report dated February 25, 2009, with respect to the effectiveness of internal control over financial reporting of Invesco Ltd. as of December 31, 2008, included in its Current Report (Form 8-K) dated May 20, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

October 30, 2009